Draft

Exhibit 99.(c)(iii)

Discussion Materials for the Special Committee

K-Tel International, Inc.

December 8, 2006

Disclaimer	Draft

We have been engaged by the Special Committee of K-Tel International, Inc. to render a fairness opinion with respect to a proposed transaction. These materials reflect our work to date in connection with our engagement and are subject to completion based on express transaction terms and completion of our analyses. These materials should not be taken as an indication of value or an expression of the fairness of a proposed transaction.

Table of Contents	Draft

Section I	K-Tel International, Inc. Overview

Section II	Summary of Proposed Transaction

Section III	Summary of Due Diligence Procedures

Section IV	Preliminary Valuation Analyses

Section V	Appendices

Draft

SECTION 1

K-Tel International, Inc. Overview

K-Tel International, Inc. Overview	Draft

•          K-Tel International, Inc. (“K-Tel or the “Company”), incorporated in 1968, licenses its music catalog internationally and markets entertainment products mainly derived from its catalog through retail and direct response marketing channels in the United States and Europe.

•          K-Tel’s proprietary master music catalog consists of approximately 6,000 titles consisting of original recordings and re-recordings of music from the 1950’s through today.  The Company licenses the rights to its master recordings to third parties worldwide for use in albums. K-Tel also licenses its master recordings for films, television programs, commercials and electronic downloads to various media formats.

•          Competitors include the following significantly larger companies:

•                  Sony BMG Corp.

•                  Time Warner, Inc.

•                  EMI Group PLC

•          Industry Trends

•                  Music publishing generates high margin royalty income when a song is broadcast, sold, downloaded, used in a movie, television program, or performed publicly.

•                  The recorded music business is highly unpredictable and retail sales have been declining over the last several years, hurting profits at many companies.

•                  these trends have been particularly pronounced at K-Tel.

K-Tel International, Inc. Overview	Draft

•          Revenue has declined over the last five-years while operating losses have increased.

•                  Fiscal 2006 revenue fell 21% to $4.8 million from $6.0 million in fiscal 2005

•                  retail sales fell 54.8% to $2.1 million in fiscal 2006 from $4.6 million in fiscal 2005 due primarily to the Company’s transition from a distribution business to a licensing business.  

•                  licensing revenue increased 84.6% in fiscal 2006

•          Funding for operations has been accomplished through a combination of a revolving loan and a term loan.

•                  the creditor is an affiliate of K-Tel (the largest shareholder, Board Chairman, President and CEO)

•                  $12.4 million of total debt is outstanding as of September 30, 2006 (due July 20, 2008).

•          In addition to high financial leverage, stockholders’ equity is negative $12.3 million and net working capital is negative $12.7 million, as of September 30, 2006.

•          Due to significant recurring operating losses and a net working capital deficit, the Company’s auditor has issued a going concern opinion in connection with the fiscal 2006 financial statements.

K-Tel International, Inc. Overview	Draft

Financial Summary

For the Years Ended June 30

($’s in Thousands)

						LTM
	2002	2003	2004	2005	2006	9/30/2006
Net Sales	$6,891	$7,234	$6,679	$6,041	$4,804	$4,496
Cost of Goods Sold	2,353	3,100	2,934	2,439	2,012	1,794
Gross Profit	$4,538	$4,134	$3,745	$3,602	$2,792	$2,702
Operating Expenses	4,584	3,985	3,778	3,692	3,217	3,167
Operating Income	$(46)	$149	$(33)	$(90)	$(425)	$(465)
Interest Expense	(472)	(534)	(497)	(630)	(800)	(852)
Other Income (Expense)	(37)	74	(20)	24	25	23
Pretax Income	$(555)	$(311)	$(550)	$(696)	$(1,200)	$(1,294)
Income Taxes (Benefit)	(141)	0	(168)	(88)	0	0
Net Income (Loss) from Continuing Operations	$(414)	$(311)	$(382)	$(608)	$(1,200)	$(1,294)
EPS - Basic and Fully Diluted	$(0.03)	$(0.02)	$(0.03)	$(0.04)	$(0.09)	$(0.10)

Key Financial Metrics (b)
Gross Margin	65.9%	57.1%	56.1%	59.6%	58.1%	60.1%
Operating Margin	-0.7%	2.1%	-0.5%	-1.5%	-8.8%	-10.3%
Depreciation and Amortization	$380	$315	$253	$224	$200	$192
EBITDA (a)	$334	$464	$220	$134	$(225)	$(273)
EBITDA Margin	4.8%	6.4%	3.3%	2.2%	-4.7%	-6.1%

Capital Expenditures	$124	$18	$66	$42	$8	$11
Music Catalog Additions	$0	$0	$26	$15	$0	$0

Cash	$75	$1,219	$147	$1,272	$1,689	$1,470
Interest Bearing Debt	$10,253	$11,515	$11,200	$11,518	$12,098	$12,399
Stockholders’ Equity	$(9,343)	$(10,194)	$(10,200)	$(10,561)	$(11,982)	$(12,308)

Note:

(a)          Operating income (EBIT) plus depreciation and amortization

(b)         Based on SEC filings.

K-Tel International, Inc. Overview	Draft

Current Ownership Structure (shares in 000s)

Institutional/Inside Investors	Shareholders of Record	# of Shares	%
5% Shareholders (Phillip Kives persoally and/or affiliates)	6	8,374	61.3%

Minority Shareholders	Shareholders of Record	# of Shares	%
Current Minority Shareholders	1359	5,276	38.7%
Total Shareholders	1365	13,650	100.0%
Float			38.7%

Source: 10-K and documents provided by management.

K-Tel International, Inc. Overview	Draft

Stock Price Trading History

•      The Company’s common stock currently trades on the pink-sheets.

•      The Company has a small float and trades thinly.

K-Tel International, Inc. Overview	Draft

Stock Trading History

Closing Stock Price (12/06/06)		$0.04
Market Capitalization (000’s)		$546
Float		38.7%
Weighted Average Stock Price Since (11/24/06) (1)		$0.04
52 Week High - Low	$0.08	$0.01
3 Month Weighted Average Stock Price		$0.05
3 Month Average Daily Volume		3,160
6 Month Weighted Average Stock Price		$0.05
6 Month Average Daily Volume		3,776
12 Month Weighted Average Stock Price		$0.04
12 Month Average Daily Volume		4,504
3 Year Weighted Average Stock Price		$0.10
3 Year Average Daily Volume		7,864

(1)          On 11/22/06, K-tel became current with its SEC filings by filing form 10-Qs for quarters ended 9/30/05, 12/31/05, 3/31/06 and 9/30/96 and filing the 10-K for fiscal year ended 6/30/06.

K-Tel International, Inc. Overview	Draft

K-Tel International, Inc. Overview	Draft

Volume Traded at Various Price Levels	Draft

Draft

SECTION 2

Summary of Proposed Transaction

Summary of Proposed Transaction	Draft

Proposed Transaction

•                  K-Tel is proposing to undertake a reverse stock split transaction that would have the effect of reducing the number of shareholders below 300, thus allowing for the termination of SEC reporting obligations.

•                  Reverse split of 1-for-5,000 existing shares held by a shareholder, with fractional shares being redeemed by K-Tel.

Management Rationale

•                  Stockholders are unable to benefit fully from public company status due to:

•                  low trading volume and small public float which limits shareholder liquidity

•                  the Company is not able to raise capital conventionally in the public markets

•                  the Company is not an attractive investment for intuitional investors

•                  the Company is not able to effectively use shares for acquisitions or to successfully attract and retain employees.

•                  The scale of the Company has changed dramatically and management considers the increasing annual costs and other burdens of continuing as an SEC reporting company to be outweighed by any benefit of continuing as such.

•                  A reverse split provides multiple benefits including;

•                  reduction of direct and indirect costs

•                  stockholders are able to sell without a brokerage commission

Draft

SECTION 3

Summary of Due Diligence Procedures

Due Diligence Procedures	Draft

•                  We reviewed the following information regarding K-Tel:

•                  Annual report and form 10-K for the five fiscal years ended June 30, 2006;

•                  Form 10-Q for the three month period ended September 30, 2006;

•                  Form 8-Ks filed since 2005:

•                  Recent press releases;

•                  Apple download history provided by management;

•                  Listing of downloaded songs by title provided by management;

•                  Financial projections for the five fiscal years ending June 30, 2011 provided by management;

•            breakdown of revenue by source

•            estimates of net operating loss (NOL) tax benefits

•            estimates of cost savings from public company status

•                  In addition, we held discussions with key management of K-Tel concerning the history and future outlook for the Company and other matters relevant to our analyses.

•                  Interviews with company counsel and a phone conference with the Special Committee of the Board of Directors of the Company.

Draft

SECTION 4

Preliminary Valuation Analyses

Preliminary Valuation Analyses	Draft

Comparable Public Company Analysis

•                  This analysis compares selected financial and valuation metrics for of the Company relative to those of public companies that are similar based on lines of business, markets, customers, financial characteristics and other factors.

•                  We reviewed business descriptions, financial information (including estimated financial data) and stock market data on numerous public companies operating in music and video entertainment.

•                  We selected the following five companies as being the most comparable to the Company:

•      Digital Music Group, Inc.

•      Image Entertainment, Inc.

•      Madacy Entertainment Income Fund

•      MediaBay, Inc.

•      Napster, Inc.

Valuation Analysis	Draft

($’s in thousands, except per share data)		Market Capitalization and Enterprise Value
		Fiscal	LTM	Price	52 Wk	52 Wk	% of 52	Market		Preferred	Minority	Enterprise
Company Name	Ticker	Year End	Period	12/06/06	High	Low	Wk High	Cap	Net Debt (1)	Stock	Interest	Value
Image Entertainment Inc.	DISK	3/31/2006	9/30/2006	$3.28	$4.12	$2.91	79.6%	$70,773	$21,435	$0	$0	$92,208
Madacy Entertainment Income Fund	MEG.UN	12/31/2005	9/30/2006	$1.80	$6.83	$1.20	26.4%	$13,596	$22,415	$0	$27,098	$63,109
Napster Inc.	NAPS	3/31/2006	9/30/2006	$3.56	$5.10	$2.55	69.8%	$159,844	$(90,318)	$0	$0	$69,526
Digital Music Group Inc.	DMGI	12/31/2005	9/30/2006	$5.50	$10.42	$3.75	52.8%	$49,693	$(24,165)	$0	$0	$25,527
MediaBay Inc.	MBAY	12/31/2005	9/30/2006	$0.07	$1.98	$0.01	3.5%	$736	$18,627	$0	$0	$19,363

K-Tel International, Inc.		6/30/2006	9/30/2006	$0.04	$0.08	$0.01	50.0%	$546	$10,929	$0	$0	$11,475

Note:

(1.)  Net debt equals interest bearing debt less cash.

Valuation Analysis	Draft

		LTM Financial Data					Margins			Valuation Multiples
($’s in thousands, except per share data)					Net				Net	EV/	EV/	EV/
Company Name	Ticker	Revenue	EBITDA	EBIT	Income	EPS	EBITDA	EBIT	Income	Revenue	EBITDA	EBIT	P/E
Image Entertainment Inc.	DISK	$114,768	$130	$(2,498)	$(4,047)	$(0.19)	0.1%	-2.2%	-3.5%	0.85x	752.4x	NM	NM
Madacy Entertainment Income Fund	MEG.UN	$116,397	$8,635	$3,840	$3,287	$0.44	7.4%	3.3%	2.8%	0.53x	7.1x	16.0x	5.6x
Napster Inc.	NAPS	$103,887	$(42,877)	$(46,708)	$(40,227)	$(1.00)	-41.3%	-45.0%	-38.7%	0.66x	NM	NM	NM
Digital Music Group Inc.	DMGI	$2,549	$(1,316)	$(1,572)	$(533)	$(0.08)	-51.6%	-61.7%	-20.9%	9.31x	NM	NM	NM
MediaBay Inc.	MBAY	$5,407	$(6,889)	$(7,434)	$(22,573)	$(2.22)	-127.4%	-137.5%	-417.5%	3.58x	NM	NM	NM

	Max	$116,397	$8,635	$3,840	$3,287	$0.44	7.4%	3.3%	2.8%	9.31x	7.1x	16.0x	5.6x
	Mean	$68,602	$(8,464)	$(10,875)	$(12,819)	$(0.61)	-42.6%	-48.6%	-95.6%	2.99x	7.1x	16.0x	5.6x
	Median	$103,887	$(1,316)	$(2,498)	$(4,047)	$(0.19)	-41.3%	-45.0%	-20.9%	0.85x	7.1x	16.0x	5.6x
	Min	$2,549	$(42,877)	$(46,708)	$(40,227)	$(2.22)	-127.4%	-137.5%	-417.5%	0.53x	7.1x	16.0x	5.6x

K-Tel International, Inc.		$4,496	$(273)	$(465)	$(1,294)	$(0.10)	-6.1%	-10.3%	-28.8%	2.55x	NM	NM	NM

Source: Capital IQ

Valuation Analysis	Draft

		One-Year Historical Growth				3 Year CAGR
Company Name	Ticker	Revenue	EBITDA	EBIT	EPS	Revenue	EBITDA	EBIT	EPS
Image Entertainment Inc.	DISK	8.7%	-96.7%	NM	NM	11.5%	-69.1%	NM	NM
Madacy Entertainment Income Fund	MEG.UN	NM	NM	NM	661.2%	NM	NM	NM	NM
Napster Inc.	NAPS	40.5%	NM	NM	NM	-0.7%	NM	NM	NM
Digital Music Group Inc.	DMGI	NM	NM	NM	NM	NM	NM	NM	NM
MediaBay Inc.	MBAY	-53.0%	NM	NM	NM	-49.8%	NM	NM	NM

	Max	40.5%	-96.7%	NM	661.2%	11.5%	-69.1%	NM	NM
	Mean	-1.3%	-96.7%	NM	661.2%	-13.0%	-69.1%	NM	NM
	Median	8.7%	-96.7%	NM	661.2%	-0.7%	-69.1%	NM	NM
	Min	-53.0%	-96.7%	NM	661.2%	-49.8%	-69.1%	NM	NM

Source: Capital IQ

Valuation Analysis	Draft

($’s in thousands, except per share data)				CFY Estimated Financial Data			Margins		Valuation Multiples
		Fiscal	CFY					Net	EV/		EV/
Company Name	Ticker	Year End	Period	Revenue	EBITDA	EPS	EBITDA	Income	Revenue		EBITDA		P/E
Image Entertainment Inc.	DISK	3/31/2006	3/31/2007	$98,833	$(6,600)	$(0.37)	-6.7%	NA	0.72x		NM		NM
Madacy Entertainment Income Fund	MEG.UN	12/31/2005	12/31/2006	$91,000	$7,460	$0.75	8.2%	6.2%	0.15x		8.5x		18.2x
Napster Inc.	NAPS	3/31/2006	3/31/2007	$109,241	$(38,023)	$(0.98)	-34.8%	NA	1.46x		NM		NM
Digital Music Group Inc.	DMGI	12/31/2005	12/31/2006	$10,923	$251	$(0.19)	2.3%	NA	4.55x		101.7x		NM
MediaBay Inc.	MBAY	12/31/2005	12/31/2006	NA	NA	NA	NA	NA	NA		NM		NM

						Max	8.2%	6.2%	4.55	x	8.5	x	18.2	x
						Mean	-7.7%	6.2%	1.72	x	8.5	x	18.2	x
						Median	-2.2%	6.2%	1.09	x	8.5	x	18.2	x
						Min	-34.8%	6.2%	0.15	x	8.5	x	18.2	x

Valuation Analysis	Draft

($’s in thousands)		Balance Sheet			LTM Return		Leverage				Liquidity
									Total	EBIT/ Net
		Total	Total	Stockholders’			Debt (3) /		Debt/	Interest	Current	Quick
Company Name	Ticker	Assets	Liabilities	Equity	ROE(1)	ROA (2)	Total Capital (4)	D/E(5)	EBITDA	Expense	Ratio	Ratio
Image Entertainment Inc.	DISK	$95,229	$23,385	$36,085	NM	NM	39.3%	64.8%	1.80	NM	1.64	0.64
Madacy Entertainment Income Fund	MEG.UN	$120,654	$22,656	$49,251	NM	NM	22.9%	46.0%	0.03	1.91	1.12	0.65
Napster Inc.	NAPS	$138,178	$39,200	$98,976	NM	NM	NM	NM	NM	NM	2.67	2.54
Digital Music Group Inc.	DMGI	$38,864	$2,775	$36,090	NM	NM	0.2%	0.2%	NM	NM	10.58	9.85
MediaBay Inc.	MBAY	$10,223	$21,689	$(16,136)	NM	NM	390.6%	NM	NM	NM	0.18	0.13

Max		$138,178	$39,200	$98,976	NM	NM	390.6%	64.8%	1.80	1.91	10.58	9.85
Mean		$80,630	$21,941	$40,853	NM	NM	113.3%	37.0%	0.91	1.91	3.24	2.76
Median		$95,229	$22,656	$36,090	NM	NM	31.1%	46.0%	0.91	1.91	1.64	0.65
Min		$10,223	$2,775	$-16,136	NM	NM	0.2%	0.2%	0.03	1.91	0.18	0.13

K-Tel International, Inc.		$3,070	$15,378	$(12,308)	NM	NM	100.0%	NM	NM	NM	0.18	0.15

Note

(1.)  ROA is calculated as EBIT * (1-tax rate) / total assets

(2.)  ROE is calculated as net income / stockholders’ equity

(3.)  Debt is equal to book value of interest bearing debt plus capital lease obligations.

(4.)  Total capital is equal to interest bearing debt plus market capitalization.

(5.)  D/E is equal to total liabilities divided by stockholders’ equity.

Valuation Analysis	Draft

Comparable Merger and Acquisition Transactions

•                  This analysis compares selected financial and valuation metrics of the company with those of similar public and private companies that have recently been merged or acquired.

•                  We reviewed publicly available information, press releases and databases for industry transactions that closed since 2004 but data was insufficient.  Accordingly, we did not perform a comparable merger and acquisition transaction analysis.

Valuation Analysis	Draft

Discounted Cash Flow Analysis

•                  This analysis calculates the present value of the cash flow earned during the forecast period plus the value at the end of that period, referred to as the terminal value. The terminal value component recognizes that a company has a perpetual life and refers to the value of all future cash flows from an asset at a specific point in time.

•                  For purposes of this analysis, the following range of assumptions were used:

•                  5 fiscal years of cash flows discounted to November 30, 2007

•                  Discount rates: 16.0% to 20.0%

•                  Terminal value: perpetual growth rates of year 5 free cash flow at 2.0% to 4.0%

•                  Analyzed the Company’s existing net operating loss (NOL) carry-forwards

•                  The projected financial data was prepared by management of K-Tel and excludes the retail segment of the business.

Cash Flow Projections	Draft

	Actual		Years Ending June 30
($’s in Thousands)	2006	%	2007	%	2008	%	2009	%	2010	%	2011	%	Perpetuity

Net Sales (a)	$2,563	100%	$2,325	100%	$2,363	100%	$2,413	100%	$2,478	100%	$2,557	100%	$2,557

Licensing Expense
Non Digital Expense	$403	15.7%	$352	15.2%	$335	14.2%	$318	13.2%	$302	12.2%	$287	11.2%	$287
Digital Expense	121	4.7%	124	5.3%	136	5.8%	150	6.2%	165	6.7%	181	7.1%	181
Trademark Licensing Expense	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0
Total Cost of Goods Sold	524	20.5%	476	20.5%	471	19.9%	468	19.4%	467	18.9%	469	18.3%	469

Gross Profit	$2,039	79.5%	$1,849	79.5%	$1,891	80.1%	$1,945	80.6%	$2,011	81.1%	$2,089	81.7%	$2,089
Selling, General, & Administrative	1,191	46.5%	1,035	44.5%	1,056	44.7%	1,077	44.6%	1,098	44.3%	1,120	43.8%	1,120
Amortization Expense	163	6.4%	145	6.2%	115	4.9%	63	2.6%	13	0.5%	0	0.0%	0
Operating Income (EBIT)	$685	26.7%	$669	28.8%	$721	30.5%	$805	33.4%	$899	36.3%	$968	37.9%	$968

Beginning NOL Carryforward (b)			$23,100		$22,431		$21,711		$20,906		$20,006		$19,038
Less: NOL Used			(669)		(721)		(805)		(899)		(968)		0
Ending NOL			$22,431		$21,711		$20,906		$20,006		$19,038		$19,038

Net Taxes Paid @ 36%			0		0		0		0		0		349
NOPAT (Net Operating Profit After Taxes)			$669		$721		$805		$899		$968		$620

Plus: Depreciation /Amortization			$145		$115		$63		$13		$0		$0
Less: Capital Expenditures			20		15		10		10		10		10
Less: Incremental Working Capital.			0		0		0		0		0		0
Equals: Free Cash Flow			$794		$821		$858		$902		$958		$610

Note:

(a)          Assumes shutdown of retail sales and transition to licensing segment as of beginning of fiscal 2007. Projections provided by K-tel management.

(b)         The net operating loss (NOL) tax carry forward is approximately $43.2 million and $20.1 million relates to deductions associated with the exercise of stock options.  The NOL to be used for offsetting taxable income is assumed to be $23.1 million according to management.

Valuation Analysis	Draft

		WACC
Present Value Calculations		16.0%	17.0%	18.0%	19.0%	20.0%
Present Value of 2007 - 2011 Cash Flows		$3,014	$2,955	$2,899	$2,844	$2,791
Plus: Present Value of Terminal Year
Perpetuity Growth Rate	2.0%	$2,278	$2,126	$1,993	$1,876	$1,772
	3.0%	$2,477	$2,300	$2,147	$2,013	$1,894
	4.0%	$2,710	$2,501	$2,323	$2,168	$2,032
Equals: Enterprise Value
Perpetuity Growth Rate	2.0%	$5,292	$5,082	$4,892	$4,720	$4,563
	3.0%	$5,491	$5,256	$5,046	$4,857	$4,686
	4.0%	$5,724	$5,457	$5,222	$5,012	$4,824

Debt	$12,399
Less: Cash	(1,470)
Less: Present Value of NOL’s	(2,501)
Equals: Net Debt (b)	$8,428
Equals: Equity Value
Perpetuity Growth Rate	2.0%	$(3,136)	$(3,346)	$(3,536)	$(3,708)	$(3,865)
	3.0%	$(2,937)	$(3,172)	$(3,382)	$(3,571)	$(3,742)
	4.0%	$(2,704)	$(2,971)	$(3,206)	$(3,416)	$(3,604)

Equals: Equity Value (Per Share) (a)	2.0%	$0.00	$0.00	$0.00	$0.00	$0.00
	3.0%	$0.00	$0.00	$0.00	$0.00	$0.00
	4.0%	$0.00	$0.00	$0.00	$0.00	$0.00

Note:

(a) Based on 13.65 million shares outstanding as of November 13, 2006.

Draft

Appendices

Reverse Stock Split Transactions	Draft

($’s in thousands, except per share)

	Company	Stock Split Ratio	Market Cap At Split	Fractional Price	20 Day Average Price		20 Day Average Implied Premium
6/1/2006	Milastar Corporation	1 - 250	$6,263	$2.66	$2.59	(a)	2.7%

3/3/2006	Major Automotive	1 - 1000	$15,677	$1.90	$1.75	(a)	8.6%
	Companies, Inc.

1/10/2006	Sagient Research,	1 - 101	$2,830	$0.12	$0.10	(a)	20.0%
	Inc.

12/22/2005	TouchTunes Music	1 - 2000	$1,470	$0.50	$0.43	(a)	17.1%
	corp.

11/30/2005	Refocus Group	1 - 2000	$7,401	$0.35	$0.28	(a)	25.0%

9/22/2005	Community	1 - 300	$14,728	$15.00	$13.95	(a)	7.5%
	Invenstors Bancorp

8/29/2005	BF Enterprises	1-3000	$29,684	$8.95	$8.54	(a)	4.8%

8/24/2005	Kestrel Energy	1 - 100	$11	$1.42	$0.99	(a)	43.7%

1/19/2005	Max & Ermas	1 - 200	$37,133	$16.00	$13.08	(a)	22.3%
	Restaurants, Inc.

1/10/2005	Trek Resources	1 - 100	$8,310	$2.50	$2.13	(a)	17.6%

12/22/2004	KS Bancorp, Ltd	1 - 200	$26,334	$24.00	$16.35	(a)	46.8%

11/4/2004	Webco Industries,	NA	$41,784	$6.50	$5.43	(a)	19.7%
	Inc.

1/9/2004	Safeguard Health	1 - 1,500	$11,185	$2.25	$1.90	(a)	18.4%
	Enterprise, Inc.

					Max		46.8%
					Median		18.4%
					Mean		19.6%
					Min		2.7%

Note:

(a). Based on 20 trading day average stock price information.

Source: Capital IQ, Bloomberg, and Craig-Hallum.

Preliminary Orderly Liquidation Analyses	Draft

	Value	Asset Realization		Hypothetical Orderly
	as of	Percentage		Liquidation Values
	9/30/2006 (1)	Low	High	Low	High
ASSETS
CURRENT ASSETS:
Cash	$1,470	100%	100%	$1,470	$1,470
Accounts Receivable	632	85%	95%	$537	$600
Inventory (3/31/06)	452	50%	60%	$226	$271
Royalty Advances	7	100%	100%	$7	$7
Prepaid Expenses and Other	157	100%	100%	$157	$157
Total Current Assets	$2,718			$2,397	$2,506

NON-CURRENT ASSETS
Net Fixed Assets	53	0%	0%	0	0
Owned Catalog of Masters (2)	2,500	90%	100%	2,250	2,500
Total Assets	$5,271			$4,647	$5,006

LIABILITES
Notes Payable	12,399	100%	100%	12,399	12,399
Accounts payable	967	100%	100%	967	967
Accrued royalties (3/31/06)	1,872	100%	100%	1,872	1,872
Reserve for returns	109	100%	100%	109	109
Net liabilities of discontinued operations	31	100%	100%	31	31
Total Liabilities	$15,378			$15,378	$15,378

GROSS PROCEEDS AVAILABLE FOR DISTRIBUTION (3)				$(10,731)	$(10,372

Notes:

(1.) Based on 9/30/06 book value.

(2.) Based on Craig Hallum preliminary estimate using an illustrative relief-from-royalty calculation. Assumes a 25% royalty rate applied to a $2.5 million revenue stream, 40% corporate tax rate and a capitalization rate of 15% (K-Tel WACC of 18% minus long-term growth of 3.0%). This preliminary value estimate compares to $1.6 million paid for the master recordings of the catalog (consisting of more than 2,000 tracks) of Chancellor Records by Digital Music Group, Inc. on June 26, 2006 (per Digital Music Group June 30, 2006 form 10Q).

(3.) Prior to liquidation related costs and taxes.

Comparable Public Company Descriptions	Draft

Comparable Public Company Descriptions

Company Name	Business Description
Image Entertainment Inc.

Image Entertainment, Inc. engages in the acquisition, production, and distribution of content for release on DVD. It acquires and exploits distribution rights to various general and specialty content on DVD, CD, and other home entertainment formats, including comedy, music concerts, urban, television and theatrical, country, gospel, foreign and silent films, and youth culture/lifestyle. As of March 31, 2006, its catalogue included approximately 3,000 DVD and 200 CD titles. The company also has audio content rights for distribution on compact discs, including albums, television and movie soundtracks, comedy programs, audio compilations from its live concert DVDs, and broadway original cast recordings. It sells its products to traditional retailers, specialty retailers, Internet retailers, wholesale distributors, as well as alternative distribution channels, including direct-to-consumer print catalogs, direct response campaigns, subscription services/club sales, home shopping television channels, and other nontraditional sales channels. The company was incorporated as Key International Film Distributors, Inc. in 1975 and changed its name to Image Entertainment, Inc. in 1983. Image Entertainment is headquartered in Chatsworth, California.

Madacy Entertainment Income Fund

Madacy Entertainment Income Fund operates as an unincorporated open-ended trust in Canada. The fund, through its wholly-owned subsidiary, Madacy Entertainment Trust, holds 65% interest in Madacy Entertainment LP, which develops, produces, and markets recorded music products, as well as offers home video products. It also involves in the distribution of othermusic labels, as well as in licensing of its proprietary recordings. Madacy Entertainment Income Fund is headquartered in Montreal, Canada.

Napster Inc.

Napster, Inc. provides online music for the consumer market. Its online music subscription services, Napster and Napster To Go, provide consumers with access to approximately 2,000,000 tracks. The company’s products help consumers to discover, access, and acquire songs by searching or browsing its catalogue, or accessing preprogrammed content through radio stations or customcompilations. Napster’s subscribers also have access to community features, such as sharing songs with other members and searching their collections. In addition, it operates a download music store, called Napster Light, where customers who are not subscribers, purchase individual tracks or albums. The company sells its online music services to end users worldwide through its Web site, affiliate network, and universities that have site licenses, as well as prepaid cards through its retail partners. It has strategic partnerships with Ericsson, Microsoft, Intel, iRiver, Dell, Samsung, Gateway, Toshiba, Tower Records Japan, Best Buy, Radio Shack, Dixons Group, The Link, PC World, and Currys. Napster was incorporated in 2000. It was formerly known as Roxio, Inc. and changed its name to Napster, Inc. in 2004. The company is headquartered in Los Angeles, California.

Digital Music Group Inc.

Digital Music Group, Inc. provides digital music recordings to online music stores. It purchases, licenses, or distributes music recordings in digital format from record labels, artists, and other content owners; and processes these recordings through its digitalmusic processing system for delivery to online music stores. The company, through online music stores, offers consumers with access to music recordings, which are not readily accessible in music retailers or available in digital format. In addition, it provides means for music and other sound recording content owners to make their content available to consumers in online music stores. Further, Digital Music Group engages in the digital distribution of television, film, and video catalogs. The company distributes approximately 65,000 digital music recordings primarily to major online music stores and to selected specialty online music stores that offer its music recordings for sale to consumers. Digital Music Group was founded in April 2005. It was formerly known as Online Music Corporation and changed its name to Digital Music Group, Inc. in September 2005. The company is based in Sacramento, California.

MediaBay Inc.

MediaBay, Inc. operates as digitalmedia, marketing, and publishing company in the United States. It offers audio titles in the areas of spoken audio entertainment, such as audio readings of books, newspapers, magazines, original productions, and radio broadcast transcripts. The company operates through three segments: Audio Book Club, Radio Spirits, and MediaBay.com. The Audio Book Club segment, a membership-based club, engages in the sale of audio books in direct mail and on the Internet. The Radio Spirits segment engages in the production, sale, licenses, and syndication of old-time radio programs. It also broadcasts its radio programs through a syndicated radio show on commercial stations in the United States, as well as broadcasts its 24-hour Radio Classics channels on Sirius and XM Satellite Radio. The MediaBay.com segment, a media portal, offers spoken word audio content in secure digital download formats. The company’s content library consists of genres of audiobooks, classic American radio shows, educational courses, university lectures, theatre plays, self improvement courses, television soundtracks, stand-up comedy, children's storytelling, parenting advice, and study guides.

Company Name Business Description

Comparable Public Company–Trading Statistics	Draft

		Public Float Analysis (daily trading volume in thousands)
		LTM12 Month			Average Daily	Average Daily
		Average Daily	Public Float	Shares	Volume/Public	Volume/Shares
Company Name	Ticker	Volume	Estimate	Outstanding	Float	Outstanding
Image Entertainment Inc.	DISK	50	43%	21,577	0.54%	0.23%
Madacy Entertainment Income Fund	MEG.UN	48	98%	7,540	0.65%	0.64%
Napster Inc.	NAPS	912	97%	44,900	2.08%	2.03%
Digital Music Group Inc.	DMGI	31	79%	9,035	0.43%	0.34%
MediaBay Inc.	MBAY	342	75%	10,516	4.33%	3.25%

	Max	912	98%	44,900	4.33%	3.25%
	Mean	276	79%	18,714	1.60%	1.30%
	Median	50	79%	10,516	0.65%	0.64%
	Min	31	43%	7,540	0.43%	0.23%

K-Tel International, Inc.		5	39%	13,650	0.09%	0.04%

K-TEL Weighted Average Cost of Capital Analysis	Draft

Weighted Average Cost of Capital Calculation

Capital Asset Pricing Model

		Cost of Capital				Contribution
	Weight (a)	Pre-Tax		After Tax		to WACC
Debt Capital	40.0%	9.3	%(b)	5.9%		2.4%
Equity Capital	60.0%	na		26.5%		15.9%

Assumed Tax Rate	36.0%				WACC	18.3%

Cost of Equity Calculation

Risk-Free Rate (c)	4.6%
Beta (d)	1.66
Plus Market Risk Premium(e)	6.3%
Plus Size Premium(f)	6.4%
Plus Unsystematic Risk Premium(g)	5.0%
Cost of Common Equity	26.5%

Note:

(a) Based on a normalized capital structure (debt capitalization of Image Entertainment, Inc.)

(b) Based on current interest rate of K-Tel's existing debt.

(c) Based on 20-Year Treasury Bond Yield as of current date.

(d) 3 year levered beta of Image Entertainment, Inc. (Source: Bloomberg Financial)

(e) Source: Ibbotson Associates 2006 Yearbook.

(f) Source: Ibbotson Associates 2006 Yearbook.

(g) Craig-Hallum estimate of company specific risk.

Formula: Cost of Equity = (Risk Free Rate) + (Beta*Equity Risk Premium) + Equity Risk Premium + Unsystematic Risk Premium

Value of NOL Tax Benefits	Draft

`	Indicated Present Value Calculation of NOL's ($'s in Thousands)
	2012	2013	2014	2015	2016	2017
Unused NOL Beginning of Year	$19,038	$18,138	$17,238	$16,338	$15,438	$14,538
Unused NOL End of Year	$18,138	$17,238	$16,338	$15,438	$14,538	$13,638
Amount Used	$900	$900	$900	$900	$900	$900
PV Factor @ 18%	1.0863	1.2818	1.5125	1.7848	2.1061	2.4851
Present Value	$829	$702	$595	$504	$427	$362
PV of NOL’s @ 2012-2032	$5,267
Discount Factor @ 18%	2.106
PV of NOL	$2,501

Source: Management